UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-14959 Brady Corporation
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
BRADY CORPORATION BRADY MATCHED 401(k) PLAN
f/k/a BRADY CORPORATION BRADY GOLD PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
BRADY CORPORATION
6555 WEST GOOD HOPE ROAD
PO BOX 571
MILWAUKEE WI 53202-0571

Brady Corporation
Brady Matched 401(k) Plan
Financial Statements as of and for the Years Ended December 31, 2006 and 2005, Supplemental Schedule as of December 31, 2006, and Report of Independent Registered Public Accounting Firm

BRADY CORPORATION
BRADY MATCHED 401(k) PLAN

NOTE:	All other schedules required by Section 2520.103 – 10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Administrator of the Brady Corporation
Brady Matched 401(k) Plan:
We have audited the accompanying statements of net assets available for benefits of Brady Corporation Brady Matched 401(k) Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2006 financial statements taken as a whole.
/s/ DELOITTE & TOUCHE LLP
Milwaukee, WI
June 22, 2007

BRADY CORPORATION
BRADY MATCHED 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS:
Cash	$106	$6,283
Mutual funds	130,733,887	114,131,751
Common collective trust fund	18,475,932	17,584,449
Brady Corporation common stock	4,521,231	4,464,926
Participant loans	2,367,931	2,353,337

Total investments — at fair value	156,099,087	138,540,746

Receivables:
Interest income	645,567	—
Employer contributions	660,310	557,364
Participant contributions	—	214,588

Total receivables	1,305,877	771,952

Total assets	157,404,964	139,312,698

LIABILITIES — Excess contributions payable	181,161	160,699

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	157,223,803	139,151,999

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	118,501	(29,881)

NET ASSETS AVAILABLE FOR BENEFITS	$157,342,304	$139,122,118

See notes to financial statements.

BRADY CORPORATION
BRADY MATCHED 401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
Contributions:
Participant	$7,460,555	$6,504,426
Employer	3,550,639	3,137,442

Total contributions	11,011,194	9,641,868

Investment income:
Net appreciation in fair value of investments	11,072,633	6,057,691
Dividends	4,127,551	2,464,394
Interest	484,852	183,041

Net investment income	15,685,036	8,705,126

Plan transfers in	790,627	—

DEDUCTIONS:
Benefits paid to participants	9,224,668	10,636,590
Administrative expenses	42,003	40,982

Total deductions	9,266,671	10,677,572

INCREASE IN NET ASSETS	18,220,186	7,669,422

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	139,122,118	131,452,696

End of year	$157,342,304	$139,122,118

See notes to financial statements.

BRADY CORPORATION
BRADY MATCHED 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
1. DESCRIPTION OF PLAN
The following description of the Brady Corporation Brady Matched 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
General — The Plan is a defined contribution plan, which provides retirement benefits to substantially all full-time employees of Brady Corporation (the “Company”). The Plan does not provide benefits for employees covered by a collective bargaining agreement, leased employees, co-op students, on-call employees or interns. An employee may become a participant in the Plan on the first day of the month coinciding or following the employee’s initial employment date. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Contributions — Each year, participants may contribute up to 25% of their annual base compensation subject to the Internal Revenue Code (“IRC”) limitations. These voluntary contributions can be withdrawn in whole or part in case of qualifying emergencies (as defined in the Plan), subject to certain restrictions. The Company is required to contribute a 100% matching contribution of up to 4% of the participants’ annual base compensation, subject to compensation limits of $220,000, adjusted for inflation. Participants self-direct all participant and Company contributions.
Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution (net of participant forfeitures) and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Investments — Investment options include twelve equity funds, one common collective trust fund, one bond fund, two money market funds, and Brady Corporation Class A Nonvoting Common Stock.
Vesting — The Plan provides for full vesting of participants’ contributions from the date they are made. The Company’s contributions become vested on a straight line basis over a three-year period of continuous service. The participants’ share of the Company contribution becomes fully vested, in any event, upon normal retirement at age 65, termination due to permanent or total disability or death.
Participants may withdraw their vested interests upon retirement, approved hardship withdrawal, death, disability, or other termination of employment. Withdrawals are made at the participant’s option in the form of a lump sum, installments, annuity, or in-kind in shares of Brady Corporation Class A non-voting common stock.
Participant Loans — Participants may borrow from their plan accounts a minimum of $1,000 and up to 50% of their account balance with a maximum of $50,000. The loans are secured by the balance in the participant’s account and bear interest at the prime rate. As of December 31, 2006, the interest rates on outstanding loans range from 4% to 9.5%.
Payment of Benefits — On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a ten-year period. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.
Forfeited Accounts — At December 31, 2006 and 2005, forfeited non-vested accounts totaled $59,903 and $51,966, respectively. These amounts were used to reduce employer contribution receivables as of December 31, 2006 and 2005.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Adoption of New Accounting Guidance — The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). As required by the FSP, the statements of net assets available for benefits present investment contracts at fair value, as well as an additional line item showing an adjustment of fully benefit-responsive contracts from fair value to contract value. The statements of changes in net assets available for benefits are presented on a contract value basis and were not affected by the adoption of the FSP. The adoption of the FSP did not impact the amount of net assets available for benefits at December 31, 2006 and 2005.
Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.
Risks and Uncertainties — The Plan utilizes various investment instruments, including mutual funds, common stock and a common collective trust fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Common stock is valued at quoted market prices. The common collective trust fund with underlying investments in investment contracts is valued at fair market value of the underlying investments and then adjusted by the issuer to contract value. Participant loans are valued at the outstanding loan balances.
One of the investment options available in the Plan is the PNC Investment Contract Fund. The PNC Investment Contract Fund is a common collective trust that invests in fully benefit responsive guaranteed investment contracts (GICs) and synthetic guaranteed investment contracts (SGICs). Participants may ordinarily direct the withdrawal or transfer of all of a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
Administrative Expenses — Administrative expenses of the Plan are paid by the Plan as provided in the Plan document.
Payment of Benefits — Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid as of December 31, 2006 and 2005.
Excess Contributions Payable — The Plan is required to return contributions received during the Plan year in excess of the IRC limits to the contributing participants. There were excess contributions for the years ended December 31, 2006 and 2005 in the amount of $181,161 and $160,699, respectively.

3. INVESTMENTS
The value of investments held which exceeded 5% of the net assets available for benefits at December 31, 2006 and 2005, was as follows:

	2006	2005
Fidelity Diversified International Fund	$12,049,006	$9,220,472
Blackrock Money Market Portfolio*	7,685,323	7,667,745
Fidelity Advisors Intermediate Bond Fund	8,657,681	8,569,052
Vanguard Institutional Index Fund	16,532,302	15,141,541
PNC Investment Contract Fund*	18,475,932	17,584,449
Fidelity Advisors Equity Growth Fund	39,149,681	40,831,169
MFS Emerging Markets Equity Fund	8,529,192
LSV Value Equity Fund	10,188,848

*	Party-in-interest
During the years ended December 31, 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2006	2005
Equity funds	$10,070,134	$4,707,748
Bond mutual fund	22,637	(223,897)
Money market mutual fund	—	197,872
Common collective trust fund	853,674	719,687
Brady Corporation common stock	126,188	656,281

Net appreciation in fair value of investments	$11,072,633	$6,057,691

4. PLAN TERMINATION
Although it has not expressed any intention to do so, the Company has the right under the Plan provisions to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in unvested employer matching contributions in their accounts.
5. FEDERAL INCOME TAX STATUS
The Plan uses a prototype plan document sponsored by PNC Bank (“PNC” or “the Trustee”). PNC received an opinion letter from the Internal Revenue Service (“IRS”), dated November 19, 2001, which states that the prototype document satisfies the applicable provisions of the IRC. The Plan itself has not received a determination letter from the IRS. However, the Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income tax has been included in the Plan’s financial statements.
6. EXEMPT PARTY-IN-INTEREST TRANSACTIONS
The Plan invests in Company common stock. In addition, certain plan investments represent shares of mutual funds and collective trust funds managed by the Trustee. These transactions are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under ERISA regulations. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. At December 31, 2006 and 2005, the Plan held 121,278 and 123,409 shares, respectively of common stock of Brady Corporation, with a cost basis of $2,768,438 and $2,480,917, respectively. During the years ended December 31, 2006 and 2005, the Plan recorded dividend income of $65,699 and $56,958, respectively.
7. PLAN TRANSFERS
Effective January 1, 2006, the Plan received plan-to-plan transfers from two of the Company’s subsidiaries, TruMed Technologies, Inc. and TISCOR, Inc. The plans, previously named the TruMed Technologies Inc. 401(k) Profit Sharing Plan and Trust and the TISCOR, Inc. 401(k) Savings Plan, transferred assets of $256,924 and $533,703, respectively, during January 2006.

8. RECONCILIATION TO FORM 5500
For 2006, net assets available for benefits in the accompanying financial statements are reported at contract value; however, they are recorded at fair value in the Plan’s Form 5500. The following table reconciles net assets available for benefits per the financial statements to the Plan’s Form 5500 to be filed by the Company:

2006
Net assets available for benefits per financial statements	$157,342,304
Adjustments:
Contract value to fair value for fully benefit-responsive investment contracts	$(118,501

Amounts reported per Form 5500	$157,223,803

The following table reconciles the increase in net assets available for benefits per the financial statements to the Form 5500 to be filed by the Company for 2006:

2006
Amounts reported per financial statements	$18,220,186
Adjustments:
Changes in adjustment from contract value to fair value for fully benefit-responsive investment contracts	$(118,501)

Amounts reported per Form 5500	$18,101,685

9. SUBSEQUENT EVENT
Effective April 1, 2007, the Plan was amended to allow participants to irrevocably designate all or any part of their elective deferrals to the Plan as Roth 401(k) deferrals, provided the eligibility requirements have been met. The Roth 401(k) deferrals are contributed to the Plan after-tax and treated as includible in the computation of the participant’s personal income. As the amounts are contributed after-tax, the deferrals and, in most cases, earnings on the deferrals will not be subject to Federal income taxes when distributed to the participants, as long as the distributions are considered to be qualified. The combined total of pre-tax deferrals and Roth 401(k) deferrals may not exceed the maximum dollar limitation allowable under the law. The Roth 401(k) deferrals will be subject to Company matching contributions utilizing the same formula as the pre-tax deferrals.
* * * * * *

SUPPLEMENTAL SCHEDULE
FURNISHED PURSUANT TO THE
DEPARTMENT OF LABOR’S RULES AND REGULATIONS

BRADY CORPORATION
BRADY MATCHED 401(k) PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2006

Fair
Description	Value
EQUITY FUNDS:
MFS Emerging Markets Equity Fund	$8,529,192
Fidelity Advisors Equity Growth Fund	39,149,681
Fidelity Diversified International Fund	12,049,006
PIMCO Commodity Real Return	1,267,028
PNC Small Cap Growth Equity Portfolio*	6,441,677
American Century Small Cap Value Fund	6,385,952
LSV Value Equity Fund	10,188,848
T. Rowe Price Retirement 2010	3,353,372
T. Rowe Price Retirement 2020	5,827,787
T. Rowe Price Retirement 2030	3,006,585
T. Rowe Price Retirement 2040	1,658,397
Vanguard Institutional Index Fund	16,532,302

114,389,827

COMMON COLLECTIVE TRUST FUND —
PNC Investment Contract Fund*	18,475,932

BOND FUND —
Fidelity Advisors Intermediate Bond Fund	8,657,681

MONEY MARKET FUNDS:
Blackrock Money Market Portfolio*	7,685,323
Brady Stock Liquidity Fund*	1,056

7,686,379

COMMON STOCK —
Brady Corporation Class A Non-voting*	4,521,231

CASH	106

PARTICIPANT LOANS — (Maturing through 2036 at interest rates of 4%-9.5%)*	2,367,931

TOTAL ASSETS (HELD AT END OF YEAR)	$156,099,087

*	Party-in-interest.

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Deloitte & Touche LLP

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BRADY CORPORATION BRADY MATCHED 401(k) PLAN
Date: June 29, 2007	/s/ GARY VOSE
Gary Vose
Plan Administrative Committee Member